                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 12)1

                          UNITED INDUSTRIAL CORPORATION
                          -----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    910671106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 28, 2003
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box. / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------

1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------------                     --------------------------------
CUSIP No. 910671106                  13D            Page 2 of 10 Pages
---------------------------                     --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,582,050
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,582,050
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,582,050
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                     --------------------------------
CUSIP No. 910671106                  13D            Page 3 of 10 Pages
---------------------------                     --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,592,050 (1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,592,050 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,592,050 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes  10,000 shares of Common Stock  underlying  options granted to Mr.
     Lichtenstein that are exercisable within 60 days of the date hereof.

---------------------------                     --------------------------------
CUSIP No. 910671106                  13D            Page 4 of 10 Pages
---------------------------                     --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 GLEN M. KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    5,000 (1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                5,000 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     5,000 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Consists of 5,000 shares of Common Stock underlying  options granted to Mr.
     Kassan that are exercisable within 60 days of the date hereof.

---------------------------                     --------------------------------
CUSIP No. 910671106                  13D            Page 5 of 10 Pages
---------------------------                     --------------------------------

            The following  constitutes  Amendment No. 12 ("Amendment No. 12") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 12 amends the
Schedule 13D as specifically set forth.

     Item 4 is hereby amended to add the following:

            On April 28, 2003,  Warren  Lichtenstein,  a director of the Issuer, delivered a letter to certain  members of the board of  directors  of the Issuer
(Richard  Erkeneff,  Harold Gelb,  Joseph Schneider and Page Hoeper),  a copy of which is attached as an exhibit hereto and incorporated herein by reference.

     Item 7 is hereby amended to add the following exhibit:

          14.  Letter from Warren Lichtenstein to Richard Erkeneff, Harold Gelb,
               Joseph Schneider and Page Hoeper, dated April 28, 2003.

---------------------------                     --------------------------------
CUSIP No. 910671106                  13D            Page 6 of 10 Pages
---------------------------                     --------------------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2003                       STEEL PARTNERS II, L.P.

                                             By:  Steel Partners, L.L.C.
                                                  General Partner

                                             By:   /s/ Warren G. Lichtenstein
                                                  ------------------------------
                                                   Warren G. Lichtenstein,
                                                   Chief Executive Officer

                                             /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             WARREN G. LICHTENSTEIN

                                             /s/ Glen M. Kassan
                                             -----------------------------------
                                             GLEN M. KASSAN

---------------------------                     --------------------------------
CUSIP No. 910671106                  13D            Page 7 of 10 Pages
---------------------------                     --------------------------------

                                  EXHIBIT INDEX
                                  -------------

                             Exhibit                                                      Page
                             -------                                                      ----

1.        Joint Filing Agreement (previously filed).

2.        Joint Filing  Agreement  between  Steel  Partners II, L.P.,  Warren G.
          Lichtenstein  and James R. Henderson,  dated March 9, 2000 (previously filed).

3.        Director  Nomination  Letter  from Steel  Partners  II, L.P. to United
          Industrial Corporation, dated March 9, 2000 (previously filed).

4.        Agreement by and among United Industrial  Corporation,  Steel Partners
          II, L.P., Warren G.  Lichtenstein and James R. Henderson,  dated March
          29, 2000 (previously filed).

5.        Agreement by and among United Industrial  Corporation,  Steel Partners
          II, L.P.,  Warren G.  Lichtenstein  and James R. Henderson dated as of
          March 7, 2001 (previously filed).

6.        Joint Filing Agreement by and among Steel Partners II, L.P., Warren G.
          Lichtenstein  and James R. Henderson,  dated March 7, 2001 (previously filed).

7.        Joint Filing Agreement by and among Steel Partners II, L.P., Warren G.
          Lichtenstein,  James R. Henderson and Glen Kassan, dated April 2, 2002
          (previously filed).

8.        Director  Nomination  Letter  from Steel  Partners  II, L.P. to United
          Industrial Corporation, dated March 26, 2002, and Exhibits A-D thereto
          (previously filed).

9.        Letter  from Steel  Partners  II, L.P.  to the Board of  Directors  of
          United  Industrial  Corporation,  dated  August 19,  2002  (previously filed).

10.       Letter from Steel Partners II, L.P. to United Industrial  Corporation,
          dated August 19, 2002 (previously filed).

11.       Press  Release  issued by Steel  Partners  II, L.P. on October 4, 2002
          (previously filed).

12.       Letter from Warren G. Lichtenstein to the Board of Directors of United
          Industrial Corporation, dated April 1, 2003 (previously filed).

13.       Letter  from Steel  Partners  II, L.P.  to the Board of  Directors  of
          United  Industrial  Corporation,  dated  April  18,  2003  (previously filed).

14.       Letter from Warren  Lichtenstein  to Richard  Erkeneff,  Harold  Gelb,         8 to 10
          Joseph Schneider and Page Hoeper, dated April 28, 2003.

---------------------------                     --------------------------------
CUSIP No. 910671106                  13D            Page 8 of 10 Pages
---------------------------                     --------------------------------

                              Steel Partners, Ltd.
                               590 Madison Avenue
                                   32nd Floor
                               New York, NY 10022
                                 (212) 758-3232

--------------------------------------------------------------------------------
                                 April 28, 2003

Mr. Richard Erkeneff
Mr. Harold Gelb
Mr. Joseph Schneider
Mr. Page Hoeper
United Industrial Corporation
570 Lexington Avenue
New York, New York 10022

Gentlemen:

            As a  director  of  United  Industrial  Corporation  ("UIC"  or  the
"Company") and the beneficial  holder of over 12% of the capital stock of UIC, I have  watched  with  growing  dismay  as  certain  members  of UIC's  board  and management consistently fail to act in the best interests of UIC's stockholders.
We believe the finger  pointing in Richard  Erkeneff's  April 23, 2003 letter to
Glen  Kassan and me is  deceiving,  and merely  attempts  to shift the focus and blame for UIC's poor  performance  and  consistent  failure to achieve its goals away from the  controlling  members of the UIC Board  (Messrs.  Erkeneff,  Gelb,
Hoeper and Schneider).

            Mr. Erkeneff purports to request that we work together in the future in a constructive manner,  however, his letter is riddled with false accusations and  untruths,  and seems to be written  under the maxim "the best  defense is a
good   offense."  We  believe  his  energy  would  be  better  spent  trying  to constructively  address the numerous  difficult  issues facing UIC,  rather than attempting to divert attention away from Mr. Erkeneff's inadequate leadership as
CEO of the Company  with untrue  attacks on Mr.  Kassan and me. While we have no interest  in  responding  to every  innuendo  in the  letter,  we  believe it is important to set the record straight on several of the most glaring falsehoods:

          -    Neither  Glen  Kassan  nor I have  violated  the  SEC  rules  and regulations as is falsely  alleged in the letter.  We do suggest, however,  that Mr. Schneider has in fact commenced a solicitation in  violation  of SEC rules and  regulations,  and call on him to immediately  cease  such  action  and  comply  with SEC rules and regulations.
          -    Neither  Glen  Kassan nor I have  breached  any of our  fiduciary duties to the  Company,  whether by  publicizing  information  or otherwise.  We believe  that all of our  actions  have been,  and continue  to be, in good  faith.  Airing  our  concerns  to UIC's stockholders,  who elected Mr.  Kassan and me, is hardly a breach of  our  fiduciary  obligations,  rather  we  believe  it is  the fulfillment of our fiduciary obligations.

            We have  continuously and openly raised our numerous  concerns about
UIC's performance,  prospects, strategy and corporate governance, and again call on the Company to take action.  We are not interested in credit for improvement, just  improvement.  We  gladly  cede  credit  for any  improvements  made to the controlling members of the Board. We are interested in results. Concerns that we continue to have include:

---------------------------                     --------------------------------
CUSIP No. 910671106                  13D            Page 9 of 10 Pages
---------------------------                     --------------------------------

          -    The adequacy and timeliness of UIC's public  disclosure,  as well as the adequacy of the  financial  information  provided to Board members.
          -    The exclusion of Glen Kassan and me from de facto Board meetings, and the refusal to accept our comments to Board minutes.
          -    The failure to make  progress  in selling the Company  during the nearly  two  years  that UIC has  been  arguably  trying  to sell itself.
          -    The use of this forever pending sale as an excuse to avoid taking cost saving measures,  such as closing the New York office. There is no reason to wait to implement  improvements and cost savings, the Company needs to move forward and take all  necessary  action to reduce expenses and improve performance immediately.

            We are further extremely concerned about Mr. Schneider's presence on the Company's Board, and in particular,  as Chairman of the Audit Committee,  as more fully  described in Mr.  Kassan's  letter to Mr.  Schneider dated April 21,
2003.  Each Board member must be a vigorous  advocate for the interests of UIC's stockholders,  with no ulterior motives. We have concerns that Mr. Schneider may be  continuing  with his  pattern of acting in his own best  interests,  not the stockholders.  Mr. Schneider had previously  proposed a $100,000 payment to each
UIC Board member in connection with a proposed sale of UIC, a payment  adamantly opposed  by  me,  and  which  ultimately  was  not  approved.  This  payment  is suspiciously  similar to Mr.  Schneider's  actions  as a Board  member of Signal
Technology  Corp.  ("Signal"),  where he has made a claim  for  payment  against
Signal in connection  with a tender offer and proposed sale of the company.  Mr.
Schneider's claim has been denied by Signal and its investment  advisor,  but is still being pursued by Mr.  Schneider  against Signal.  We refer you to Signal's
Schedule  14d-9 filed with the SEC on April 25, 2003 for  further  details,  the pertinent part of which is attached to this letter.

            We also note that Mr.  Schneider  owns no stock of UIC.  We  believe that it is important for all Board  members to have the same  interests as UIC's stockholders,  and not be  motivated  by personal  enrichment.  Mr.  Schneider's support for a transaction  where Steel Partners would privately sell its shares, in  addition  to being  unacceptable,  again  raises the  concern - why does Mr.
Schneider  want Steel  Partners  out of UIC? We do not know if it is because the rumor that Mr. Schneider seeks to become CEO of UIC is true and he is attempting
to  remove  his  opposition.   We  do  not  intend  to  desert  our  fellow  UIC
stockholders, and will continue to work on behalf of all UIC stockholders.

            We do agree with Mr. Erkeneff's letter on one point, we have arrived at a crossroads.  Will the  controlling  members of the Board continue to resist and fight against the improvement of UIC for the benefit for UIC's stockholders, or will you work together with us to help maximize  value for all  stockholders.
We  believe  it is  imperative  that the Board  break out of its trance and take immediate action, including the following:

          -    Announce that Fred Strader, the COO of the Company's core defense business, will succeed Mr. Erkeneff as CEO upon his retirement in
               July.
          -    Nominate Fred Strader to replace Harold Gelb as a director.
          -    Take  control of the process to sell the Company by  appointing a
               Transaction  Committee  of the Board  committed  to a  successful transaction,  with  myself as  Chairman  of the  Committee.  This
               committee  would  direct  the  sales  process,   which  has  been
               aimlessly drifting for two years,  determine if a sale is in fact feasible,  and consider  alternatives  if it determines  that the
               Company  cannot  be sold  at the  present  time  at a price  that maximizes  stockholder  value.  We believe that the  alternatives include a recapitalization or a dividend to stockholders.

---------------------------                     --------------------------------
CUSIP No. 910671106                  13D            Page 10 of 10 Pages
---------------------------                     --------------------------------

            Our goal is the same as that of every other  stockholder,  to make a fair return on our investment in UIC, and we will work tirelessly to realize the maximum return possible.  We have no intention of accepting greenmail or selling our stock in a transaction that does not maximize value for all stockholders. We call on the  Board of  Directors,  as  fiduciaries  to the  stockholders  of the
Company,  to work with us to maximize value for all stockholders.  We would like to settle all  outstanding  issues and look forward to receiving a revised draft of the  Settlement  Agreement  by  Wednesday,  which  we can  work  promptly  to finalize.  We remain  hopeful  that we can work  together  to  achieve  the best outcome for UIC,  avoid the expense and  disruption of a proxy fight at the next annual meeting and maximize value for all stockholders.

            I look forward to hearing from you.

                                           Very truly yours,

                                           /s/ Warren Lichtenstein
                                           -------------------------------------
                                           Warren Lichtenstein

Enclosure
cc:  Glen Kassan